TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF nº 02.558.134/0001-58

Publicly held

TELEMAR NORTE LESTE S.A. CNPJ/MF nº 33.000.118/0001-79 Publicly held	COARI PARTICIPAÇÕES S.A. CNPJ/MF nº 04.030.087/0001-09 Publicly held

NOTICE OF MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNLP”), Telemar Norte Leste S.A. (“Telemar”) and Coari Participações S.A. (together with TNLP and Telemar, the “Companies”), pursuant to CVM Instruction No. 358/02, hereby announces to the public that, in the auctions of the Voluntary Tender Offers for the preferred shares of Brasil Telecom S.A. (“BrTO”) and Brasil Telecom Participações S.A. (“BrTP”) (“Tender Offers”), held at the electronic trading system of the Bolsa de Valores de São Paulo S.A. – BVSP on this date, the subsidiaries of the Companies, Copart 1 Participações S.A. (“COPART 1”) and Copart 2 Participações S.A. (“COPART 2”), acquired 20,826,442 preferred shares of BrTP and 13,366,365 preferred shares of BrTO, respectively, which represent approximately 9.06% and 7.56% of the outstanding preferred shares of BrTP and BrTO, respectively. The prices per share of the Tender Offers were R$ 23.42 per preferred share of BrTO and R$ 30.47 per preferred share of BrTP.

As a result of the purchases made through the Tender Offers, the Companies now hold, indirectly, 58,956,565 preferred shares of BrTO and 76,645,842 preferred shares of BrTP, which represent 18.9% of the preferred shares and 10.5% of the capital stock of BrTO and 33.3% of the preferred shares and 21.1% of the capital stock of BrTP, respectively. The total amount paid for BrTO preferred shares was R$ 313,040,268.30 and the total amount paid for BrTP preferred shares was R$ 634,581,687.74.

The Companies announce that the number of preferred shares of BrTP and preferred shares of BrTO tendered in the auctions was 130,220,890 and 73,477,445, respectively. Because (1) the number of preferred shares of BrTP exceeded 20,826,442 preferred shares, the maximum number of shares COPART 1 had undertaken to acquire, a proration factor was applied in this auction, and (2) the number of preferred shares of BrTO exceeded 13,366,365 preferred shares, the maximum number of shares COPART 2 had undertaken to acquire, a proration factor was applied in this auction. The proration factors are stated below:

Negotiation Code	Maximum Number of Shares to be Acquired	Number of Shares Tendered	Proration Factor

BRTP4L	20,826,442	130,220,890	0.159932

BRTO4L	13,366,365	73,477,445	0.181911

The Companies announce that (1) the number of ADSs of Brasil Telecom Holding (NYSE: BRP) tendered by the ADS holders in the BRTP Auction was 15,755,054 (representing 78,775,270 preferred shares of Brasil Telecom Holding) and the number of ADSs effectively purchased by COPART 1 was approximately 2,519,737, and (2) the number of ADSs of Brasil Telecom (NYSE: BTM) tendered by the ADS holders in the BRTO Auction was approximately 7,659,459 (representing 22,978,377 preferred shares of Brasil Telecom) and the number of ADSs effectively purchased by COPART 2 was approximately 1,393,339.

Rio de Janeiro, July 22, 2008

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

José Luís Magalhães Salazar

Investors Relations Officer